August 22, 2007

Kenju Osako, Chairman
Aspire Japan, Inc.
4695 Macarthur Court - 11th Floor
Newport Beach, CA 92660

   RE: **Aspire Japan, Inc. ("the company")**
       Amendment No. 3 to Registration Statement
       on Form SB-2
       Filed August 3, 2007
       File No. 333-143758

Dear Mr. Osako:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Provide Japanese Consumers with a Convenient Shopping Service, page 13

1. We note that the company has "begun discussion" with companies to print and distribute catalogs to 2 million prospective customers but has not entered into any definitive agreements. Please revise to update the status of this, especially in light of the fact that the company plans to accomplish this in the short term. If an agreement has now been executed, please identify the company, file the agreement as an exhibit and outline all the material provisions of that agreement.

2. We note that you plan to deliver catalogs to "2 million targeted prospective Japanese female consumers" during the fourth quarter of 2007; however, the section preceding this one states that you plan to do so <u>during the first quarter of 2008</u>. Please revise as appropriate to make the disclosure consistent.

<u>Provide Customer Service and Order Processing, page 14</u>

3. We note the new disclosure added, that the "average order size will be approximately $83 per customer order" and that this is based upon "our market research". We further note the statement, "[W]e have no factual basis for our estimate…" Please explain or delete.

<u>Revenue Streams, page 15</u>

4. We note that you will charge a placement fee of "an average rate of $25,000 per page, per issue"; however the disclosure at the top of page 17 states a cost of " $20,000 per page, per issue." Please revise as applicable to insure the disclosure is consistent.

5. You state, "[W]e will manage all the logistics of shipping from the USA to Japan and will be responsible for all customs, tariffs and other issues that may arise from shipping consumer goods from the USA to Japan." Here or in another applicable section, please fully address this added expense, as it would appear that it will be a significant cost to the company. We may have further comment.

<u>Competition, page 15</u>

6. Please identify the reference to "RSS" in the second paragraph.

<u>Management's Discussion and Analysis</u>

<u>Plan of Operations</u>
<u>Marketing Material, page 16</u>

7. It is noted that you expect to have all of your marketing materials completed by September, 2007. Being that it is now the third week in August, please provide an update to disclose whether this completion date is realistic and will be achieved.

8. Also, please expand this section to include counsel's response #20 from its letter of August 3, 2007.

Merchant Agreements, page 16

9. Likewise, please update the current status of the research project mentioned here, as well as to indicate whether the mentioned completion date of September, 2007 is realistic and will be achieved.

Financial Statements

General

10. Please provide a current accountant's consent in any amendment and note the updating requirements of Item 310(g) of Regulation S-B.

Form 10-QSB/A for the Quarter Ended April 30, 2007 filed August 7, 2007

Item 3. Controls and procedures, page 13

11. We note your revised disclosures in response to our prior comment 29. Your response did not address our comment in its entirety, thus the comment will be partially reissued. You continue to include a partial definition of disclosure controls and procedures. Your disclosure should be revised to either remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component. For reference, see Rule 13a-15(e) or 15d-15(e) of the Exchange Act. Please confirm that in future filings, you will revise your disclosures to address each of the matters noted above.

Part II.

Item 26. Recent Sales of Unregistered Securities, page II-1

12. We reissue our comment #31 from our letter dated July 26, 2007. We note that the offering in question took place in April, 2007; therefore, please explain in this section why the public offering under the Form SB-2 (file no. 333-140486) filed in February, 2007 and withdrawn in May, 2007 did not constitute general solicitation for the concurrent private offering.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 Please contact Raj Rajan at (202) 551-3388 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Gregg E. Jaclin, Esq.
       via fax (732) 577-1188